UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Fintech Consulting LLC DBA APTask

120 S. Wood Avenue, Suite 300

Iselin, New Jersey 08830

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 872885207	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Fintech Consulting LLC DBA ApTask
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
376,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
376,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
(14) TYPE OF REPORTING PERSON (see instructions) OO

	CUSIP No. 872885207	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Tajuddin Haslani
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100 shares
(8) SHARED VOTING POWER
376,000 shares
(9) SOLE DISPOSITIVE POWER
100 shares
(10) SHARED DISPOSITIVE POWER
376,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,100 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of TSR, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Oser Avenue, Suite 150, Hauppauge, New York 11788.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Fintech Consulting LLC, a Delaware limited liability company (“Fintech”) DBA ApTask;

(ii)	Tajuddin Haslani, who is the managing member of Fintech.

Fintech and Mr. Haslani are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 120 S. Wood Avenue, Suite 300, Iselin, New Jersey 08830.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Mr. Tajuddin is investing in staffing and software development in his capacity as managing manager of Fintech.

The principal business of Fintech is staffing and recruitment services.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Haslani is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons, except for the 100 shares held of record by Mr. Haslani, which were purchased using his personal funds. The aggregate purchase price of the 376,100 shares of Common Stock acquired was approximately $2,350,675 (excluding commissions).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)         The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on July 30, 2018, the Reporting Persons beneficially owned 376,100 shares of Common Stock, representing approximately 19.2% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 1,962,062 shares of Common Stock outstanding as of March 31, 2018, as reported in the Form 10-Q for the fiscal quarter ended February 28, 2018 of the Issuer.

Of the shares of Common Stock held by the Reporting Persons, 100 shares are held of record by Mr. Haslani. In addition, Mr. Haslani, as the Managing Member of Fintech, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Fintech, and may be deemed to be the indirect beneficial owner of such shares. Mr. Haslani disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)         Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)        No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on July 30, 2018.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased or Sold	Price Per Share
Tajuddin Haslani	07/05/2018	Open market purchase of Common Stock	100	$6.75
Fintech Consulting LLC DBA ApTask	07/23/2018	Private purchase of Common Stock	376,000	$6.25

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2018

FINTECH CONSULTING LLC

By:	/s/ Tajuddin Haslani
Name: Tajuddin Haslani
Title: Managing Member

/s/ Tajuddin Haslani
Tajuddin Haslani

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement

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